Exhibit 16.1

[Letterhead of PricewaterhouseCoopers LLP]

April 19, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Commissioners:

We have read the statements made by Tier Technologies, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 9 of Form 10-K. We agree with the statements concerning our Firm in such Item 9 of Form 10-K/A, except as described in the following sentence. We make no comment whatsoever with regards to (a) paragraphs six through eight and ten through fourteen regarding the current status of internal control issues and any remedial actions taken with respect to such issues and (b) paragraph nine disclosures regarding Form 12B-25 and Form 10-K.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP